(Formerly Rockwell Ventures Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2010 AND 2009
AND NINE MONTHS ENDED FEBRUARY 29, 2008
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

To the Shareholders and Directors of Rockwell Diamonds Inc.

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the Annual Report of Rockwell Diamonds Inc. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of the Company. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance and the fulfilment of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The Audit Committee satisfies itself that each party is properly discharging it's responsibilities, reviews the quarterly and annual consolidated financial statements and any reports by the external auditors and recommends the appointment of the external auditors for review by the Board of Directors and approval by the Shareholders. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG Inc, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ Dr. John Bristow	/s/ Gerhard Jacobs

Dr. John Bristow	Gerhard Jacobs
Director, Chief Executive Officer	Chief Financial Officer
August 31, 2010	August 31, 2010

Report on Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Rockwell Diamonds Inc

We have audited the accompanying consolidated balance sheets of Rockwell Diamonds Inc. as of February 28, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, accumulated comprehensive loss and deficit, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Diamonds Inc. as of February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such material differences is presented in note 17 to the consolidated financial statements.

As discussed in Note 4 to the financial statements, the Company has adopted new accounting policies for recognition, measurement and disclosure of goodwill and intangible assets, credit risk considerations with determining the fair value of financial assets and financial liabilities, measurement of mining exploration costs and financial instruments recognition, measurement and disclosures as required by the Canadian Institute of Chartered Accountants.

KPMG Inc
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
August 31, 2010

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 28, 2010	February 28, 2009
ASSETS

Current assets
Cash and cash equivalents (note 5)	$2,512,610	$3,997,807
Accounts receivable (note 5)	6,260,717	4,572,536
Restricted cash (note 5, 18)	4,946	2,698,719
Trade receivable from a related party (note 14)	46,108	49,215
Inventories (note 6)	2,976,058	3,719,919
Prepayments	75,275	61,775
	11,875,714	15,099,971
Non-current assets
Property, plant and equipment (note 7)	58,790,736	59,569,186
Mineral property interests (note 8)	30,850,998	28,894,477
Other assets and deposits (note 11)	827,871	139,140
Reclamation deposits (note 5, 10)	2,898,067	2,659,642
	93,367,672	91,262,445

	$105,243,386	$106,362,416

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 5, 18)	$698,015	$3,540,880
Accounts payable and accrued liabilities (note 5)	6,458,751	4,832,038
Due to related parties (note 14)	641,323	193,655
Taxes payable	583,194	456,046
Current portion of capital lease obligations (note 5, 9)	3,196,189	5,440,181
	11,577,472	14,462,800

Non-current liabilities
Capital lease obligations (note 5, 9)	140,332	3,284,596
Due to related parties (note 5, 14)	414,566	383,330
Future income taxes (note 15)	11,545,000	12,126,000
Reclamation obligation (note 10)	3,722,984	3,802,655
	15,822,882	19,596,581

Non-controlling interest (note 8)	648,941	1,882,009

Shareholders' equity
Share capital (note 12)	127,999,040	119,952,532
Warrants (note 12(c))	–	1,693,197
Contributed surplus	6,195,051	4,167,304
Accumulated other comprehensive loss	(7,979,683)	(13,409,383)
Deficit	(49,020,317)	(41,982,624)
	77,194,091	70,421,026
Continuance of operations and going concern (note 1)
Contingencies (note 19)
Subsequent events (note 20)

	$105,243,386	$106,362,416

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dr. Mark Bristow

Dr. John Bristow	Dr. Mark Bristow
Director, Chief Executive Officer	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
	2010	2009	2008

Revenue
Rough diamonds sales	$29,776,933	$34,330,078	$35,863,214
Contract diamond sales	–	–	174,892
	29,776,933	34,330,078	36,038,106
Cost of sales
Cost of rough diamonds sales	(22,913,999)	(25,113,363)	(22,581,613)
Cost of contract diamond sales	–	–	(148,658)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating (loss) profit	(2,682,793)	(2,070,482)	6,773,894

Expenses
Accretion of reclamation obligation (note 10)	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss/(gain)	483,902	(350,485)	(751,315)
Interest on capital leases	969,530	1,592,001	1,289,385
Interest expense	576,272	3,009,680	270,976
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation - exploration (note 12(b))	74,008	629,347	514,892
Stock-based compensation - administration (note 12(b))	261,350	1,205,075	1,311,423
Travel and conferences	194,544	605,812	654,705
Transfer agent	246,866	250,878	544,232
	8,693,953	14,319,646	8,589,570
Other items
Write-off of accounts receivable	167,414	291,063	18,360
Loss on disposal of equipment	36,720	364,918	402,411
Write-down or loss on disposal of mineral property (note 8(c))	657,634	203,339	–
Other income	(513,338)	(303,399)	(111,202)
Interest income	(466,688)	(2,672,021)	(1,118,396)
Write-down of assets (note 7)	23,862	2,590,958	–
	(94,396)	474,858	(808,827)

Loss before income taxes	11,282,350	16,864,986	1,006,849
Current income tax expense (note 15)	18,946	7,000	179,290
Future income tax (recovery) expense (note 15)	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive loss (income) (note 3(i))	(5,429,700)	13,409,383	–
Total comprehensive loss (income)	$1,607,993	$26,385,345	$9,403,028

Basic and diluted loss per common share	$0.03	$0.05	$0.05

Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Accumulated Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Year ended	Year ended	Nine months ended
	February 28,	February 28,	February 29,
	2010	2009	2008

Accumulated other comprehensive loss
Balance at beginning of the period	$(13,409,383)	$–	$–
Comprehensive income (loss) on currency translation of self-sustaining operations	5,429,700	(13,409,383)	–
Balance at end of the period	$(7,979,683)	$(13,409,383)	$–

Deficit
Balance at beginning of the period	$(41,982,624)	$(29,006,662)	$(19,603,634)
Loss for the period	(7,037,693)	(12,975,962)	(9,403,028)
Balance at end of the period	$(49,020,317)	$(41,982,624)	$(29,006,662)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Year ended February 28,		Year ended February 28,		Nine months ended February 29,
		2010		2009		2008

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the period	238,041,569	$119,952,532	223,755,854	$112,095,390	186,976,219	$88,903,530
Share purchase options exercised at $0.40 per share	–	–	–	–	107,917	43,167
Share purchase options exercised at $0.42 per share	–	–	–	–	145,000	60,900
Private placement November 2006, net of issue costs at $0.47 per share	–	–	–	–	–	4,160
Private placement January 2008, net of issue costs at $0.60 per share	–	–	–	–	24,101,526	13,860,916
Commission consideration for private placement at $0.60 per share	–	–	–	–	500,000	300,000
Warrants exercised at $0.60 per share	–	–	–	–	2,400,000	1,440,000
Consideration for acquisition of property net of issue cost at $0.78 per share	–	–	–	–	7,848,663	6,081,842

Consideration for additional interest of operating mines net of issue cost at $0.55 per share	–	–	14,285,715	7,857,142	–	–
Consideration for property finders fees at $0.78 per share	–	–	–	–	1,676,529	1,307,693
Fair value of stock options allocated to shares issued on exercise	–	–	–	–	–	93,182
Share purchase options exercised at $0.62 per share	1,500	929	–	–	–	–
Fair value of stock options allocated to shares issued on exercise	–	808	–	–	–	–
Private placement fourth quarter, net of issues cost at $0.065 per share (note 12(f))	132,800,000	8,044,771	–	–	–	–

Balance at end of the period	370,843,069	$127,999,040	238,041,569	$119,952,532	223,755,854	$112,095,390

Warrants
Balance at beginning of the period		$1,693,197		$1,693,197		$1,693,197
Expired broker warrants		(1,693,197)		–		–
Balance at end of the period		$–		$1,693,197		$1,693,197

Contibuted surplus
Balance at beginning of the period		$4,167,304		$2,332,882		$599,749
Stock-based compensation (note 12(b))		335,358		1,834,422		1,826,315
Expired broker warrants		1,693,197		–		–
Fair value of stock options allocated to shares issued on exercise		(808)		–		(93,182)
Balance at end of the period		$6,195,051		$4,167,304		$2,332,882

Accumulated other comprehensive loss
Balance at beginning of the period		$(13,409,383)		$–		$–
Comprehensive income (loss) on currency translation of self-sustaining operations		5,429,700		(13,409,383)		–
Balance at end of the period		$(7,979,683)		$(13,409,383)		$–

Deficit
Balance at beginning of the period		$(41,982,624)		$(29,006,662)		$(19,603,634)
Loss for the period		(7,037,693)		(12,975,962)		(9,403,028)
Balance at end of the period		$(49,020,317)		$(41,982,624)		$(29,006,662)

TOTAL SHAREHOLDERS' EQUITY		$77,194,091		$70,421,026		$87,114,807

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29
Cash provided by (used in):	2010	2009	2008

Operating activities
Loss for the period	$(7,037,693)	$(12,975,962)	$(9,403,028)
Items not affecting cash
Accretion of reclamation obligation	481,932	1,072,389	464,316
Amortization and depletion	6,235,261	8,347,837	4,460,323
Amortization of capital lease equipment	3,310,466	2,939,360	2,073,618
Write-down of rough diamond inventories and mine supplies (note 6)	1,380,538	–	–
Write-down of assets	23,862	2,590,958	–
Diamond sale price adjustment	1,515,099	–	–
Write-off of accounts receivable	167,414	291,063	18,360
Stock-based compensation (note 12(b))	335,358	1,834,422	1,826,315
Write-down or loss on disposal of equipment and mineral properties	694,354	364,918	402,411
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Asset retirement obligation change of estimates	(876,341)	–	230,622
Unrealized foreign exchange loss (gain)	198,448	(768,117)	(2,967,105)
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Changes in non-cash working capital items
Accounts receivable	(3,762,497)	(790,642)	1,074,612
Amounts due to and from related parties	3,107	(2,369,910)	245,819
Inventories	(320,530)	(123,266)	(861,169)
Prepayments	(8,571)	885,083	1,758,863
Accounts payable and accrued liabilities	1,685,554	411,826	(40,710)
Taxes payable	127,148	(434,286)	(787,455)
Cash provided by (used in) operating activities	(110,694)	(2,620,351)	6,712,681

Investing activities
Acquisition of Saxendrift Mines (Pty) Limited	–	(10,652,026)	–
Amounts paid pursuant to acquisition	–	(294,402)	–
Restricted cash	2,949,919	10,636,405	–
Purchase of equipment and mineral properties	(2,696,965)	(12,687,176)	(21,003,124)
Proceeds received on disposal of equipment	380,037	310,944	1,034,620
Other assets and deposits	(685,817)	3,060,972	313,337
Reclamation deposits	(21,968)	(842,765)	(778,811)
Cash used in investing activities	(74,794)	(10,468,048)	(20,433,978)

Financing activities
Principal repayments under capital lease obligations	(6,175,065)	(6,078,521)	(5,964,113)
Common shares and warrants issued for cash, net of issue costs	8,045,700	–	15,709,143
Amounts received (paid) to related parties	–	–	(1,559,697)
Amounts paid pursuant to property acquisition	–	–	(7,466,565)
Repayment of credit facility	(3,170,344)	–	–
Drawdown of credit facility	–	3,540,880	–
Cash provided by (used in) financing activities	(1,299,709)	(2,537,641)	718,768

Increase (decrease) in cash and cash equivalents during the period	(1,485,197)	(15,626,040)	(13,002,529)

Cash and cash equivalents, beginning of period	3,997,807	19,623,847	32,626,376

Cash and cash equivalents, end of period	$2,512,610	$3,997,807	$19,623,847

Interest paid on facilities during the period	$576,272	$3,009,680	$270,976
Interest paid on capital leases	969,530	1,592,001	1,289,385
Interest received	466,688	2,672,021	1,118,396
Income taxes paid during the period	–	434,511	787,455

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares - consideration for private placement	–	–	300,000
Issuance of commons shares as consideration for acquisition of property (note 8(b))	–	7,857,143	6,081,842
Issuance of common shares as consideration for property finders fees	–	–	1,307,693
Fair value of stock options allocated to shares issued upon exercize	808	–	93,182

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the year ended February 28, 2010 the Company incurred consolidated losses of $7.0 million and has incurred accumulated losses to date of $49.1 million. In response to the economic crisis that started in 2009, the Company reduced costs in order to respond to reduced demand and prices for the Company’s diamonds. In fiscal 2010, diamond prices have increased gradually from US$585 at the beginning of the year to US$1,269 at February 28, 2010. Analyst forecasts as of March 1, 2010 project prices of US$1,143 per carat in the next twelve months and US$1,425 in the following twelve months. The Company expects to pass breakeven point in September 2010.

At year end, the Company’s current assets exceeded its current liabilities by $0.3 million and the Company’s total assets exceeded its total liabilities by $77.8 million. The Company has forecasted its cash flows for the fiscal years 2011 and 2012 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remain at current levels, which are 33% below pre-crisis levels and the South African Rand remains at current levels relative to the United States and Canadian dollar.

In order to increase cash resources and fund current year losses, the Company raised equity of $8.6 million in a private placement at the end of the current year and a further $8.0 million subsequent to the year end.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations through breakeven point and sufficient cash and working capital to fund the continuing losses until then. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation. Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States are set out in note 17.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, the significant risks and rewards of ownership of the diamonds have been transferred to the customer, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured. Significant risks and rewards of ownership of the diamonds normally transfer at the moment the sales tender has been awarded and finalized.

(b) Inventories

Rough diamond inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs.

Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied.

Previous write-downs are reversed to the lower of cost and net realizable value when there is a subsequent increase in the value of inventories.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Buildings	12 years
Processing plant and equipment	4 – 10 years
Processing plant and equipment under capital lease obligation	5 – 8 years
Office equipment	6 years
Vehicles and light equipment	5 years

Land is not amortized.

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

(d)      Mineral property interests

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less accumulated depletion and accumulated impairment losses. This does not necessarily reflect present or future values.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The acquisition costs of a mineral property are capitalized until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortized over the estimated life of the property, based on the unit of production method, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company. Under the unit of production method, the periodic depreciation charge is calculated by dividing the actual reserves mined into the estimated reserves at the beginning of the period and then multiplying the resulting fraction by the net carrying value of the related assets. Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of mineral properties. The unit of production method results in a systematic and rational allocation of the cost of the mineral property interests over the period the reserves are utilized.

Mineral property acquisition costs are measured at the cash consideration paid and the fair market value of common shares issued for acquiring the mineral property interest. The fair value of the consideration paid through shares is determined based on the trading price of these shares on the effective date of the acquisition transaction.

Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred. All administrative expenditures that do not directly relate to specific exploration and development activities on mineral properties are expensed in the period incurred.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

(e)      Financial instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case unrealized gains and losses are recognized in other comprehensive income (loss) until realized.

In accordance with these policies, the Company has classified its financial instruments as follows:

•

Cash and cash equivalents, restricted cash and bank indebtedness are classified as held for trading financial instruments and are measured at fair value. Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

•	Accounts receivable and trade receivable from a related party are classified as loans and receivables and are measured at fair value and subsequently measured at amortized cost.

•

Accounts payable and accrued liabilities, capital lease obligations, amounts owing pursuant to acquisition and balances payable to related parties are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

•

Reclamation deposits invested in interest bearing money market linked investments are classified as available-for-sale assets and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income (loss).

The Company also discloses quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, the Company discloses management’s objectives, policies and procedures for managing these risks. These disclosures are presented in note 5.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(f)      Site closure and reclamation obligations

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

Where the obligation is operational of nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Adjustments to environmental and ongoing site reclamation expenditure at operating mines are charged to operations in the period in which they occur.

(g)      Impairment of long-lived assets

Long-lived assets, including mineral properties, property, plant and equipment, are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. In that event, the asset must be written down to its fair value (present value of future cash flows) and an impairment loss is recorded in earnings. Net estimated future cash flows from each long-lived asset are calculated based on anticipated future production, estimated diamond prices, operating costs, capital expenditures and site restoration expenses. The Company will determine fair value from recent transactions involving sales of similar long-lived assets, if deemed more appropriate in the circumstances. Management’s estimate of future cash flows is subject to risk and uncertainties and it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

Previously recognized impairment losses are not reversed if the recoverable amount subsequently increases.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(h)      Variable interest entities

Variable interest entities (“VIE’s”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIE’s where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(i)      Foreign currency translation

The company classifies its foreign operations as self-sustaining operations. Self-sustaining operations are foreign operations that are financially and operationally independent of the reporting enterprise such that the exposure to exchange rate changes is limited to the reporting enterprise's net investment in the foreign operation and which have a functional currency different from the entity. Assets and liabilities of self-sustaining operations are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items (including depreciation and amortization) are translated into the reporting currency at the exchange rate in effect on the dates on which such items are recognized in income during the period or appropriate average rates.

For self-sustaining operations exchange gains or losses arising on the translation from its functional currency to the reporting currency are presumed not to have a direct effect on the activities of the reporting enterprise and are incorporated in the financial statements of the reporting enterprise as a separate component of shareholders equity. The company’s reporting currency is the Canadian dollar.

(j)      Share capital

The Company records proceeds from share issuances net of issue costs. Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the Toronto Stock Exchange (“TSX”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

(k)      Stock-based compensation

The Company has a share option plan which is described in note 12. The Company accounts for all stock-based payments under the fair value based method.

Under the fair value based method, equity settled stock-based payments are measured at the fair value of the option on grant date. Compensation costs are charged to operations on a straight line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount of contributed surplus is transferred to share capital.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(l)      Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

(m)      Loss per share

Basic income (loss) per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds receivable upon exercise of dilutive Stock –based compensation and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive for all periods presented.

(n)      Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of long lived assets, rates for depletion and amortization, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(o)      Comparative figures

Prior years’ comparative figures have been reclassified to conform to the financial statement presentation in the current year.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES

Effective March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

(b) EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative financial instruments. The standard was effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c) EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d) Section 3862 - Financial Instruments - Disclosures

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” according to the relative reliability of the inputs used to estimate the fair values. Refer note 5.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(e)      Section 3855 – Financial Instruments – Recognition and Measurement

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. These amendments did not have a material impact on the Company’s consolidated financial statements.

(f)      Accounting Policies Not Yet Adopted

(i)	International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ii)	Business Combinations/Consolidated Financial Statements/Non- Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

5.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Capital Management

As at February 28, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility. Refer to note 18.

At February 28, 2010, of the $2,512,610 (2009 – $3,997,807) cash and cash equivalents held by the Company, $1,376,073 (ZAR10,066,386) ((2009 – $3,626,750 (ZAR28,689,082)) were held in South African Rand (“ZAR”), and $1,136,537 (2009 – $371,057) in Canadian Dollars. Cash and cash equivalents exclude cash subject to restrictions. Refer to note 18.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest- bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the year ended February 28, 2010 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2011 as disclosed in note 1.

(b) Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

It is not practicable to determine the fair value of amounts due to and from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments.

	As at	As at	As at	As at
	February 28,	February 28,	February 28,	February 28,
	2010	2010	2009	2009
Assets carried at fair value	Carrying	Fair value	Carrying	Fair value
	amount		amount
Cash and equivalents	$2,512,610	$2,512,610	$3,997,807	$3,997,807
Restricted cash	4,946	4,946	2,698,719	2,698,719
Reclamation deposits	2,898,067	2,898,067	2,659,642	2,659,642
	$5,415,623	$5,415,623	$9,356,168	$9,356,168

Assets carried at amortized cost
Accounts receivable	$6,260,717	$6,260,717	$4,572,536	$4,572,536

Liabilities carried at fair value
Bank indebtedness	$698,015	$698,015	$3,540,880	$3,540,880
Liabilities carried at amortized cost
Accounts payable and accrued liabilities	$6,458,751	$6,458,751	$4,832,038	$4,832,038
Capital lease obligations	3,336,521	3,336,521	8,724,777	8,724,777
	$9,795,272	$9,795,272	$13,556,815	$13,556,815

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at February 28, 2010:

	Financial assets at fair value
				February 28,	February 28,
	Level 1	Level 2	Level 3	2010	2009

Cash and equivalents	$2,512,610	$–	$–	$2,512,610	$3,997,807
Restricted cash	4,946	–	–	4,946	2,698,719
Reclamation deposits	2,898,067	–	–	2,898,067	2,659,642
	$5,415,623	$–	$–	$5,415,623	$9,356,168

The carrying amounts of the Company's other financial instruments approximate their fair values. The following tables show the estimated fair values of the financial instruments:

	Financial liabilities at fair value
				February 28,	February 28,
	Level 1	Level 2	Level 3	2010	2009

Bank Indebtedness	$698,015	$–	$–	$698,015	$3,540,880

(c)      Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying values of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represents the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The aging of receivables at the reporting date was:

	Gross	Impairment	Gross	Impairment
	2010	2010	2009	2009
Not past due	$6,428,131	$167,414	$4,863,599	$291,063

Past due 0-30 days	–	–	–	–
Past due 31-120 days	–	–	–	–
More than one year	–	–	–	–

	$6,428,131	$167,414	$4,863,599	$291,063

Based on history the Company believes that, apart from the above, no other impairment allowance is necessary in respect of trade receivables.

During the current period a diamond sale price adjustment of $1,515,098 (2009 - $ nil) was made against diamond revenue recognized. This diamond sale price adjustment relates to the retainer debtor balance with respect to an agreement between the Company and a client purchasing large diamonds. The diamond sale price adjustment was attributable to the decline in diamond prices subsequent to the original sale. During the current period an impairment of $167 414 (2009 - $291,063) was made against debtors. The impairment in the current year is due to care and maintenance cost of $167,414 in relation to Entruscan, refer to note 20 (a).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.6 million in a private placement at the end of the current year and a further $8.0 million subsequent to the year end. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The following are the contractual maturities of financial liabilities at carrying values (excluding interest payments):

February 28, 2010	Carrying	Contractual	2011	2012	2013
	amount	cash flow
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$6,458,751	$6,458,751	$6,458,751	$–	$–
Due to related parties	1,055,889	1,055,889	641,323	414,566	–
Bank indebtedness	698,015	698,015	698,015	–	–
Capital lease obligations	3,336,521	3,336,521	3,196,189	140,332	–

February 28, 2009	Carrying	Contractual	2010	2011	2012
	amount	cash flow
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$4,832,038	$4,832,038	$4,832,038	$–	$–
Due to related parties	576,985	576,985	193,655	383,330	–
Bank indebtedness	3,540,880	3,540,880	3,540,880	–	–
Capital lease obligations	8,724,777	9,537,062	6,570,081	2,860,859	106,122

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and ertain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s financial assets to currency risk is as follows:

Currency	February 28, 2010	February 28, 2009
South African Rand
Cash and cash equivalents	$1,376,073	$3,626,750
Restricted cash	4,946	2,698,719
Accounts receivable	6,260,717	4,572,536
Trade receivable from related party	46,108	49,215
Reclamation deposits	2,898,067	2,659,642
United States Dollar
Cash and cash equivalents	10,632	19,649
Total Financial Assets	$10,596,543	$13,626,511

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The exposure of the Company’s financial liabilities to currency risk is as follows:

Currency	February 28, 2010	February 29, 2009
South African Rand
Bank indebtedness	$698,015	$3,540,880
Accounts payable and accrued liabilities	5,811,039	4,204,699
Due to related parties	414,566	383,330
Capital lease obligations	3,336,521	8,724,777
Total Financial Liabilities	$10,260,141	$16,853,686

The following exchange rates applied during the fiscal years ended February 28, 2010 and 2009:

	Annual Average rate		Year end spot rate
	February 28,	February 28,	February 28,	February 28,
	2010	2009	2010	2009
CAD vs ZAR	0.1386	0.1276	0.1367	0.1264

Sensitivity analysis:

A 10 percent increase/decrease of the Canadian dollar against the ZAR at February 28, 2010 would have a net loss gain/loss effect of $391,238 (2009 – $ 659,120). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions as detailed in note 9. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Sensitivity analysis:

A 10 percent increase/decrease of the prime rate for the year ended February 28, 2010 would have a net loss/gain effect of $154,580 (2009 – $159,200). This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

6.	INVENTORIES

	As at	As at
	February 28, 2010	February 28, 2009
Rough diamond inventories	$1,283,604	$1,845,986
Mine supplies	1,692,454	1,873,933
Total inventories	$2,976,058	$3,719,919

As at February 28, 2010, rough diamond inventories were valued at net realizable value and mine supplies at cost less accumulative impairment charges. Obsolete mine supplies were written down by $588,927 (2009 – $ nil) to $1,692,454 during the year.

The net realizable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and color. As at February 28, 2010, rough diamond inventories were written down by $791,611 from cost to net realizable value.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

	As at February 28, 2010

		Accumulated
		Amortization and
	Cost	Impairments	Carrying value
Land and buildings	$7,226,428	$598,462	$6,627,966
Processing plant and equipment	66,230,352	25,074,689	41,155,663
Processing plant and equipment under capital lease obligation	13,553,529	3,782,247	9,771,282
Office equipment	946,759	492,287	454,472
Vehicles and light equipment	1,675,705	894,352	781,353
	$89,632,773	$30,842,037	$58,790,736

	As at February 29, 2009

		Accumulated
	Cost	Amortization and
		Impairments	Carrying value
Land and buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease obligation	21,374,971	5,931,733	15,443,238
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
	$81,727,111	$22,157,925	$59,569,186

Components of property, plant and equipment are amortized over their estimated useful life. The amortization charge for the current year was $7,018,998 (2009 – $8,903,261).

The group’s bankers have registered two notarial general covering bonds of ZAR10.0 million each ($1,366,998) over all moveable assets on the property of the farm Holpan, Barkley West, Northern Cape. In 2009 one notarial general covering bond of ZAR10.0 million ($1,366,998) was registered over moveable assets.

As at February 28, 2010, the Company completed an impairment analysis which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. The Company prepared cash flow forecasts for the mine and development projects using price assumptions reflecting prevailing diamond prices and analysts’ consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The analysis was based on the life of mining properties, using long-term price assumptions of US$1,800, US$500 and US$800 per carat for the Saxendrift, Klipdam and Holpan mines respectively as well as a foreign exchange of US$1 to ZAR 7.67 in the next twelve months, reducing to US$1 to ZAR 7.00 in the following year. Sales are assumed to remain constant over the year, even though the BMO (Bank of Montreal) scale indicates increasing demand and prices. Production volumes were set at 85% of operation production capacity with increased efficiencies on diesel in a revised production method. Other assumptions used in determining whether impairment existed include: (a) Inflation rate of 5%, (b) Prime lending rate of 10%, (c) Standard finance lease periods of 36 months, (d) 8% increase in salaries and wages, (e) Royalty payments average of 1.7%, and (f) Electricity increases of 35%.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The undiscounted cash flows were greater than the carrying value of the long lived assets and thus, a comparison to fair value was not required.

The Company identified items of property, plant and equipment for which the carrying amount at year end was higher than its undiscounted cash flows. These items, still in use at year end, were impaired by $23,862 (2009 - $2,590, 958) to its fair value.

8.	MINERAL PROPERTY INTERESTS

	As at	As at
	February 28, 2010	February 28, 2009

H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd

Balance, beginning of year	$22,373,983	$25,247,936
Acquisition costs	–	55,746
Foreign exchange adjustments	2,042,252	(7,321,972)
Future income tax liability	–	6,390,327
Change in future income tax rate	–	(201,415)
Depletion of mineral properties during the year	(1,630,370)	(1,796,639)
Write down of mineral property	(657,634)	–
H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd, end of year	22,128,231	22,373,983

Saxendrift Mine (Pty) Ltd

Balance, beginning of year	6,520,494	–
Acquisition costs	1,703,195	5,295,754
Foreign exchange adjustments	733,083	(178,144)
Future income tax liability	662,354	1,990,181
Depletion of mineral properties during the year	(896,359)	(587,297)
Saxendrift Mine (Pty) Ltd, end of year	8,722,767	6,520,494

Balance, end of year	$30,850,998	$28,894,477

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties at acquisition dates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(a)      Acquisition of Saxendrift Mine (Pty) Ltd

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), was the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;
•	a series of large remnant alluvial diamond terraces;
•	the plant, machinery, equipment and other movable assets owned and/or used by THO;
•	certain employees of THO; and
•	a rehabilitation liability which will be taken over by the Company.

On April 11, 2008 the Company completed the MORO acquisition. Registration and transfer of Saxendrift Mine (Pty) Ltd and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects were obtained. In March 2009, the Niewejaarskraal mining rights were acquired.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR17.9 million ($2.4 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR12.4 million ($1.7 million) was capitalized. This action completed the Saxendrift/Remhoogte-Holsloot transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

The results of the operations of Saxendrift Mine (Pty) Ltd have been included in the consolidated financial statements since the date of acquisition.

Effective July 1, 2008, a Black Economic Empowerment (“BEE”) group, Liberty Lane Investments (Pty) Ltd (“Liberty Lane”) acquired a shareholding of 26% by subscribing for shares in Saxendrift Mine (Pty) Ltd. The acquisition by Liberty Lane was financed via loans provided by Rockwell RSA to Liberty Lane. The Company has determined that its 74% interest in Saxendrift Mine (Pty) Ltd qualifies as a variable interest entity (“VIE”) due to certain voting arrangements required under the Saxendrift Mine (Pty) Ltd shareholders agreement. The Company has also determined the Company is the primary beneficiary of the VIE as it is most closely related to the activities and has primary exposure to the expected losses of the VIE. Consequently, the Company has consolidated 100% of the results of operations of Saxendrift Mine (Pty) Ltd since the date of acquisition. Upon full repayment of the outstanding loans by Liberty Lane, the Company will increase the non-controlling interest to 26% and consolidate 74% of Saxendrift Mine (Pty) Ltd’s results of operations. As at February 28, 2010, the status in relation this transaction and the accounting treatment remain unchanged.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(b)      Acquisition of Durnpike Investments (Pty) Limited

On January 31, 2007, the Company completed the acquisition of Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company (“Acquisition”). Durnpike held interest in the Holpan, Klipdam and Wouterspan properties in South Africa.

On March 1, 2008, the Company ratified an exchange agreement and increased its ownership of H.C. Van Wyk Diamonds Ltd (“HCVW”) and Klipdam Mining Company Limited (“Klipdam”) by 34%, resulting in an 85% interest, by issuing 14,285,715 common shares of the Company pursuant to the Definitive Agreement and thereby reducing the non-controlling interest to 15%. On June 1, 2008, the empowerment (“BEE”) group, African Vanguard Resources (Pty) Ltd increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in HCVW and Klipdam, thereby reducing the Company’s interest to 74%. This additional 11% is at a subscription price of ZAR17.5 million and is funded by Rockwell Resources RSA (Pty) Ltd. Consequently, the Company has consolidated 85% of the results of operations of HCVW and Klipdam until the outstanding loans by the BEE group are fully repaid, at which time the Company will increase the non-controlling interest to 26% and consolidate 74% HCVW and Klipdam’s results of operations. As at February 28, 2010, the status in relation this transaction and the accounting treatment remain unchanged.

(c)      Galputs Minerale Project

As provided for in the Durnpike Acquisition Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project (“Galputs”). In order for the Company to fully control the Galputs minerals rights, the South African Department of Minerals and Energy (“DME”) had to give its final written approval to transfer of the shares of Galputs from Virgilia Investments Inc. to the Company on or before May 31, 2008. Since no written approval had been received from the DME by May 31, 2008, the provisions of the agreement shall not be enforced and as a result all parties have been restored to a position prior to entering the agreement.

(d)      Makoenskloof Property, South Africa

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"). As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In December 2007, Makoenskloof property was placed on care and maintenance in order for management to evaluate the results of the bulk sampling activities which had taken place up until the end of November 2007.

In April 2007 the Company, entered into an agreement in relation to its Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at February 29, 2008 the Company was committed to pay the remaining consideration of ZAR2.3 million ($294,402) and completed the payment of the final consideration in August 2008. The transaction was completed in fiscal 2009.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(e)      Kwango River Project – Democratic Republic of Congo

The Company had planned to incur US$7.0 million on a feasibility study on the Kwango River Project with Midamines SPRL (“Midamines”), the holder of an exploration permit in the Democratic Repulic of Congo.

During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement, Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and wrote down mineral properties to the value of $657,634 (2009 – $203,339) as well as claimed damages.

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1,200,000 as well as other amounts which have not yet been determined. Refer to note 19.

(f)      Disposal of Minera Ricardo

During the period ended August 31, 2008, the Company sold its 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile known as the Ricardo Property through the sale of all its shares in Minera Ricardo Resources Inc. S.A. (“Minera Ricardo”) to Hunter Dickinson Acquisitions Inc., a company with a director and officer in common, for a nominal price of $1, resulting in a loss of $203,339.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

9.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	February 28, 2010	February 28, 2009
Stannic	$–	$883,409
Wesbank	48,792	81,779
Nedbank	–	178,092
Komatfin	3,287,729	7,581,497
	$3,336,521	$8,724,777

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments with the final payment being on June 30, 2011. Interest is charged at rates of between 8.00% to 12.00% per annum linked to the prevailing prime rate of the relative financial institution mentioned above. There are no significant restrictions imposed on the lessee as a result of the lease agreements.

Future minimum lease payments are as follows:

	As at	As at
	February 28, 2010	February 28, 2009
2010	$–	$6,570,081
2011	3,301,394	2,860,859
2012	141,544	106,122
Total minimum lease payments	3,442,938	9,537,062
Less: interest portion	(106,417)	(812,285)
Present value of capital lease obligations	3,336,521	8,724,777
Current portion	3,196,189	5,440,181
Non-current portion	$140,332	$3,284,596

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

10.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	February 28, 2010	February 28, 2009

Holpan, Wouterspan and Klipdam Mines

Balance, beginning of year	$2,690,335	$1,755,820
Changes during the period:
Reclamation (expenditure incurred)/obligation recognized	(473,278)	(10,274)
Foreign exchange on reclamation	219,113	–
Accretion expense	481,932	944,789
Balance, end of year	$2,918,102	$2,690,335

Saxendrift Mine

Balance, beginning of year	$1,112,320	$–
Changes during the year:
Reclamation (expenditure incurred)/obligation recognized	(403,063)	984,720
Foreign exchange on reclamation	95,625	–
Accretion expense	–	127,600
Balance, end of year	$804,882	$1,112,320

Total reclamation obligation, end of year	$3,722,984	$3,802,655

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The Company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labour usage.

The physical disturbance in the cubic meters multiplied by the costing rate represent the rehabilitation liability at any one stage.

As required by regulatory authorities, at February 28, 2010, the Company had cash reclamation deposits totaling $2,898,067 (2009 – $2,659,642) comprised of $1,238,104 (2009 – $1,654,589) for the Holpan, Wouterspan and Klipdam mine and $1,659,963 (2009 – $1,005,053) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11.0% per annum. These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the group. Refer to note 18.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

11.	OTHER ASSETS AND DEPOSITS

	As at	As at
	February 28, 2010	February 28, 2009

Refundable security deposits	152,259	136,072
Investments(a)	574,086	–
Deposits on future assets(b)	101,526	–
Other assets	–	3,068
Total other assets and deposits	$827,871	$139,140

(a) The Company invests in investment policies with endowment benefits on maturity of the policies. Premiums are invested on an initial lump sum and/or monthly annuity premium basis with the Insurers and invested in specific investment plans. Policy investment value at any one time represents the value of premiums and growth after deduction of administration and investment fees. Withdrawals could be made against the policies before endowment against the deduction of penalties, which is lower than the investment value. To surrender the policy prior to maturity date will similarly attract penalties at a lower rate, and represents the value accessible at any one stage. Fair value at any one stage represents the surrender value of the investments. The fair value of the policies at February 28, 2010 amounted to $3,472,153 (2009 - $2,659,642) of which $2,898,067 (2009 - $2,659,642) has been disclosed as reclamation deposits (refer note 10).

(b) This deposit relates to deposits on motor vehicles only delivered after year end.

12.	SHARE CAPITAL

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

(b) Stock–based compensation

The Company has a stock–based compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each stock option is set by the board of directors at the time of the grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Stock options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

From time to time, the Company may grant stock options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to fair value stock options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The continuity of stock options for the year ended February 28, 2010 is as follows:

	Exercise	Feb 28,	Granted/		Expired/	Feb 28,
Expiry date	Price	2009	Issued	Exercised	cancelled	2010
September 24, 2012	$ 0.62	5,901,334	–	(1,500)	(3,334)	5,896,500
November 14, 2012	$ 0.63	1,104,834	–	–	(3,334)	1,101,500
June 20, 2011	$ 0.45	950,000	–	–	–	950,000
December 7, 2014	$ 0.06	–	14,330,890	–	(60,000)	14,270,890
January 18, 2015	$ 0.07	–	600,000	–	–	600,000
		7,956,168	14,930,890	(1,500)	(66,668)	22,818,890

Weighted average exercise price		$ 0.60	$ 0.06	$ 0.62	$ 0.12	$ 0.25
Weighted average fair value of stock options granted during the period						$ 0.06

As at February 28, 2010, 12,620,980 of the stock options outstanding with a weighted average exercise price of $0.39 per share have vested with grantees.

The continuity of stock options for the year ended February 28, 2009 is as follows:

	Exercise	Feb 29,			Expired/	Feb 28,
Expiry date	Price	2008	Granted	Exercised	cancelled	2009
March 28, 2008	$ 0.50	150,000	–	–	(150,000)	–
July 10, 2010	$ 0.68	300,000	–	–	(300,000)	_
September 24, 2012	$ 0.62	5,903,000	–	–	(1,666)	5,901,334
November 14, 2012	$ 0.63	1,109,000	–	–	(4,166)	1,104,834

June 20, 2011	$ 0.45	–	1,150,000	–	(200,000)	950,000
		7,462,000	1,150,000	–	(655,832)	7,956,168

Weighted average exercise price		$ 0.62	$ 0.45	$ –	$ 0.57	$ 0.60
Weighted average fair value of stock options granted during the period						$ 0.45

As at February 28, 2009, 4,987,445 of the stock options outstanding with a weighted average exercise price of $0.60 per share had vested with grantees.

The continuity of stock options for the nine months ended February 29, 2008 is as follows:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

	Exercise	May 31,			Expired/	Feb 29,
Expiry date	price	2007	Granted	Exercised	cancelled	2008
September 28, 2007	$ 0.40	107,917	–	(107,917)	–	–
February 29, 2008	$ 0.42	190,000	–	(145,000)	(45,000)	–
March 28, 2008	$ 0.50	150,000	–	–	–	150,000
July 10, 2010	$ 0.68	–	300,000	–	–	300,000
September 24, 2012	$ 0.62	–	5,905,500	–	(2,500)	5,903,000
November 14, 2012	$ 0.63	–	1,114,500	–	(5,500)	1,109,000
		447,917	7,320,000	(252,917)	(53,000)	7,462,000

Weighted average exercise price		$ 0.44	$ 0.62	$ 0.41	$ 0.45	$ 0.62
Weighted average fair value of stock options granted during the period						$ 0.62

As at February 29, 2008, 250,000 of the stock options outstanding with a weighted average exercise price of $0.57 per share had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options vested have been reflected in the statements of operations as follows:

	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
	2010	2009	2008
Exploration and engineering	$74,008	$629,347	$514,892
Operations and administration	261,350	1,205,075	1,311,423
Total stock-based compensation cost expensed to operations, with the offset credited to contributed surplus	$335,358	$1,834,422	$1,826,315

The weighted-average assumptions used to estimate the fair value of stock options granted are as follows:

	2010	2009	2008
Risk free interest rate	2.5%	4.0%	4.0%
Expected life	4.8 years	3 years	4.8 years
Expected volatility	140.2%	122%	111%
Expected dividends	Nil	nil	nil

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(c)      Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 28, 2010 is as follows:

Expiry date	November 22, 2009	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Balance, February 29, 2008	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	–		–		–
Balance, February 28, 2009	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	(39,600,000)		(116,007,154)		(5,772,000)
Balance, February 28, 2010	–		–		–

(i)

The share purchase warrants were exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009. These warrants expired unexercised on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity units at $0.52 each with each unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. These warrants expired unexercised on May 9, 2009.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 that expired on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted to the amount of $1,693,197 (2008 - $1,693,197) had been reflected in the consolidated balance sheet in fiscal 2009. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%. These warrants expired unexercised on May 9, 2009.

(d)      Private Placement, January 2008

In January 2008 the Company completed a brokered private placement of 24,101,526 common shares at a price of $0.60 per share for total proceeds of $13,860,916, net of issue costs. The Company issued 500,000 common shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement are subject to a hold period expiring on March 31, 2008.

Proceeds from the financing were used to fund Rockwell’s diamond operations and new project evaluation and development.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(e) Shares issued, March 2008

On March 1, 2008, the Company issued 14,285,715 common shares at a price of $0.55 per share for a total of $7,857,143 to increase its ownership of HCVW and Klipdam by 34%, resulting in a total interest holding of 85%, and thereby reducing the non-controlling interest of HCVW and Klipdam to 15%. Refer to note 8(b).

(f) Private Placements between December 2009 to February 2010

During February 2010, the Company completed private placements of 132,800,000 common shares at $0.065 per share for a total of $8,632,000. The company paid a cash fee of $587,229 finder’s fees relating to the private placements.

Proceeds from the financing were used to repay short term debt, finance lease obligations and fund diamond operations.

13.	LOSS PER SHARE

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
Number of common shares	2010	2009	2008

Basic weighted average shares outstanding:	267,164,309	237,924,152	196,428,551
Weighted average shares dilution adjustments:
Dilutive stock options	–	–	–
Common share purchase warrants	–	–	–

Diluted weighted average shares outstanding	267,164,309	237,924,152	196,428,551

Weighted average shares dilution adjustments – exclusions(a)

Stock options	22,818,890	7,956,168	7,462,000
Common share purchase warrants	–	161,379,154	161,379,154

(a) These adjustments were excluded, as they were anti-dilutive. Diluted loss per share has not been presented separately on the Statements of Operations as the effect of outstanding options and warrants would be anti-dilutive.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

14.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances payable	February 28,	February 28,
	2010	2009
Jeffrey B Traders CC (d)	$–	$7,890
Jakes Tyres (i)	–	5,498
Banzi Trade 26 (Pty) Ltd (h)	603	-
Hunter Dickinson Services Inc. (a)	627,435	180,267
Seven Bridges Trading (e)	13,285	-
Current balances payable	$641,323	$193,655

Liberty Lane (l)	$414,566	$383,330

Long–term balances payable	$414,566	$383,330

Balances receivable
Banzi Trade 26 (Pty) Ltd (h)	$46,108	$19,547
Diacor CC (k)	–	29,668
	$46,108	$49,215

	Year ended	Year ended	Nine Months
Transactions	February 28	February 28	February 29
	2010	2009	2008

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$961,042	$1,280,316	$863,861
Euro-American Capital Corporation (b)	–	–	14,393
CEC Engineering (c)	17,818	26,904	39,766
Jeffrey B Traders CC (d)	–	–	52,740
Seven Bridges Trading (e)	139,789	–	57,952
Cashmere Trading (f)	–	18,808	353,736
Banzi Trade 26 (Pty) Ltd (h)	17,688	29,768	47,575
Jakes Tyres (i)	–	440,283	1,141,454
AA Van Wyk (j)	–	–	148,658
Diacor CC (k)	–	39,510	3,888
Flawless Diamonds Trading House (g)	$316,081	$346,768	$362,255

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (h)	1,989	884	–

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

All related party transactions are arms length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a former director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a director in November 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates.

(e)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(f)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the Company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

(i)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company owned by a party related to a former directors and officer of the Company, which provided contract mining services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(k)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

(l)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

15.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory income tax rates in 2010 of 29.76% (2009 – 30.75%, 2008 – 33.55%) for the following reasons:

	Year ended	Year ended	Nine months
	February 28	February 28	ended
			February 29
	2010	2009	2008

Loss before income taxes and
non-controlling interest	$(11,282,350)	$(16,864,986)	$(1,006,849)

Expected income tax recovery	$(3,357,000)	$(5,186,000)	$(338,000)
Difference in foreign tax rates	156,000	(253,000)	298,000
Permanent differences	912,000	1,232,000	1,200,000
Change in tax rate	(195,946)	671,000	440,000
Change in valuation allowance	(185,000)	(390,000)	(477,000)
Other non-deductible items	6,000	586,000	1,317,400

Net income tax expense (recovery)	$(2,626,054)	$(3,340,000)	$2,440,400

As at February 28, 2010 and 2009, the estimated tax effect of the significant components within the Company’s future tax assets and liabilities are as follows:

	As at	As at
	February 28	February 28
	2010	2009

Future income tax asset (liability)
Resource allowances	$1,173,000	$1,409,000
Loss carry forwards	7,332,000	4,767,000
Other	2,057,000	2,005,000
Total	10,562,000	8,181,000
Less: valuation allowance	(6,380,000)	(6,567,000)
	4,182,000	1,614,000
Mineral properties	(8,638,000)	(8,090,000)
Equipment	(7,089,000)	(5,650,000)
Net future tax asset (liability)	$(11,545,000)	$(12,126,000)

At February 28, 2010, the Company had available for deduction against future taxable income non-capital losses in Canada of approximately $18,380,000 (2009 – $16,394,000). These losses, if not utilized, will expire in various years ranging from 2014 to 2030. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $4,691,000 (2009 – $5,635,000), which are available to reduce taxable income in future years.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The Company has losses in South Africa of $9,773,000 (2009 - $2,000,000) which are available for deduction against future taxable income.

The valuation allowance is a full valuation allowance against the net Future Income Tax Allowance (“FITA”) under Canadian Tax Law. The FITA in primarily arises from the resource pools carried forward and the losses carried forward.

The rationale for placing a full valuation allowance against these FITAs is as follows:

- The Company has cumulative losses in recent years;
- The Company has a history of tax losses expiring unused; and
- The Company’s resource pools are not likely to be utilized as the Company would only be able to use its resource pools to offset income from the mine from which the expenses were incurred.

16.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision- making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration and diamond mining sector. The Company's resource properties are currently only located in the Northern Cape region of the Republic of South Africa.

For the year ended
February 28, 2010	Canada	Chile	South Africa	Total
External revenue	$–	$–	$29,776,933	$29,776,933
Loss for the year	(2,767,485)	–	(4,270,208)	(7,037,693)
Total assets	1,232,734	–	104,010,652	105,243,386
Mineral property interests	–	–	30,850,998	30,850,998
Property, plant and equipment	–	–	58,790,736	58,790,736

For the year ended
February 28, 2009	Canada	Chile	South Africa	Total
External revenue	$–	$–	$34,330,078	$34,330,078
Loss for the year	(5,590,213)	(135,528)	(7,250,221)	(12,975,962)
Total assets	575,275	–	105,787,141	106,362,416
Mineral property interests	–	–	28,894,477	28,894,477
Property, plant and equipment	–	–	59,569,186	59,569,186

For the nine months
ended February 29, 2008	Canada	Chile	South Africa	Total
External revenue	$–	$–	$36,038,106	$36,038,106
Loss for the period	(3,393,226)	(92,767)	(5,917,035)	(9,403,028)
Total assets	4,002,546	70,133.	129,620,445	133,693,124
Mineral property interests	–	1	25,247,936	25,247,937
Property, plant and equipment	–	–	64,831,636	64,831,636

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP and US GAAP, the Company accounts for mineral properties as described in note 3(d). As it indicates, acquisition costs are amortized over the estimated life of the property, based on the unit of production method, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company. Under the unit of production method, the periodic depreciation charge is calculated by dividing the actual reserves mined into the estimated reserves at the beginning of the period and then multiplying the resulting fraction by the net carrying value of the related assets. Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of mineral properties. The unit of production method results in a systematic and rational allocation of the cost of the mineral property interests over the period the reserves are utilized.

The initial carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties at acquisition dates.

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus in EITF 04-2 that mineral interests should be considered tangible assets. On April 30, 2004, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance.

In March 2004, in EITF 04-3 “Mining Assets: Impairment and Business Combinations”, the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expenses as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	February 28, 2010			February 28, 2009
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$11,875,714	$–	$11,875,714	$15,099,971	$–	$15,099,971

Property, plant and equipment	58,790,736	–	58,790,736	59,569,186	–	59,569,186
Other assets and deposits	827,871	–	827,871	139,140	–	139,140

Reclamation deposits	2,898,067	–	2,898,067	2,659,642	–	2,659,642

Mineral property	30,850,998	–	30,850,998	28,894,477	–	28,894,477
	$105,243,386	$–	$105,243,386	$106,362,416	$–	$106,362,416

Current liabilities	$11,577,472	$–	$11,577,472	$14,462,800	$–	$14,462,800
Long-term liabilities	15,822,882	–	15,822,882	19,596,581	–	19,596,581
Non-controlling interest	648,941	(648,941)	–	1,882,009	(1,882,009)	–
Shareholders' Equity	77,194,091	648,941	77,843,032	70,421,026	1,882,009	72,303,035
	$105,243,386	$–	$105,243,386	$106,362,416	$–	$106,362,416

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations and comprehensive loss would be as follows:

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
	2010	2009	2008
Loss for the period, Canadian GAAP	$7,037,693	$12,975,962	$9,403,028

Adjustment	–	–	–
Non-controlling interest	1,618,603	549,024	(5,955,779)

Net loss for the period, US GAAP	$8,656,296	$13,524,986	$3,447,249

Attributable to non-controlling interest	(1,618,603)	(549,024)	5,955,779

Attributable to common shareholders	$7,037,693	$12,975,962	$9,403,028

Other comprehensive loss (income), Canadian GAAP and US GAAP	(5,429,700)	13,409,383	–

Total comprehensive loss (income), US GAAP	$1,607,993	$26,385,345	$9,403,028

Basic and diluted loss per share, US GAAP	$0.03	$0.05	$0.05

Weighted average number of common shares outstanding, US GAAP	267,164,309	237,924,152	196,428,551

The impact of the differences between Canadian GAAP and US GAAP on the statements of shareholders’ equity would be as follows:

			Nine
	Year ended	Year ended	months
	February 28,	February 28,	ended
	2010	2009	February 29,
			2008
Shareholders’ equity, Canadian GAAP Adjustment	$77,194,091	$70,421,026	$87,114,807
Non-controlling interest	648,941	1,882,009	11,934,548
Shareholders’ equity, US GAAP	$77,843,032	$72,303,035	$99,049,355

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The impact act of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

			Nine months
	Year ended	Year ended	ended
	February 28,	February 28,	February 29,
	2010	2009	2008
Cash provided by(used in) operating activities, Canadian GAAP	$(110,694)	$(2,620,351)	$6,712,681
Adjustment	–	–	–
Cash provided by(used in) operating activities, US GAAP	(110,694)	(2,620,351)	6,712,681

Cash used in investing activities, Canadian GAAP	(74,794)	(10,468,048)	(20,433,978)
Adjustment	–	–	–
Cash used in investing activities, US GAAP	(74,794)	(10,468,048)	(20,433,978)

Cash provided by (used in) financing activities, Canadian GAAP	(1,299,709)	(2,537,641)	718,768
Adjustment	-	-	–
Cash provided by (used in) financing activities, US GAAP	(1,299,709)	(2,537,641)	718,768

Increase (decrease) in cash and equivalents during the period	(1,485,197)	(15,626,040)	(13,002,529)
Cash and cash equivalents, beginning of period	3,997,807	19,623,847	32,626,376
Cash and cash equivalents, end of period	2,512,610	3,997,807	19,623,847

(a)	Accounting differences and recently adopted Accounting pronouncements

(i) Non-controlling interest

Under Canadian GAAP the Company classifies the non-controlling interest as a separate caption on the balance sheet. In December 2007, the FASB updated the Accounting Standards Codification (“ASC”) guidance for non-controlling interests in consolidated financial statements to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions on March 1, 2009. Except for presentation changes, the adoption had no impact on the Company's financial statements.

(ii) Stock based compensation

In calculating stock-based compensation to be recognized, US GAAP requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's historical stock option forfeiture rates, the expense that would be recognized for US GAAP purposes under ASC topic “Stock Compensation” is not materially different from that recorded for Canadian GAAP purposes.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(iii) Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

Under US GAAP the company applies ASC Topic 740 “Income taxes” (“ASC 740”). US GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. US GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of US GAAP, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The application of ASC 740 does not result in a material impact on the Company’s consolidated financial position or results of operations.

(iv) Subsequent events

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855, “Subsequent Events” is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The new guidance was effective on a prospective basis for interim or annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent Accounting Pronouncements:

(i)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 167, “Amendments to FASB Interpretation No. 46(R)”. SFAS No. 167, which amends ASC 810-10, “Consolidation”, prescribes a qualitative model for identifying whether a company has a controlling financial interest in a variable interest entity (“VIE”) and eliminates the quantitative model. The new model identifies two primary characteristics of a controlling financial interest: (1) provides a company with the power to direct significant activities of the VIE, and (2) obligates a company to absorb losses of and/or provides rights to receive benefits from the VIE. SFAS 167 requires a company to reassess on an ongoing basis whether it holds a controlling financial interest in a VIE. A company that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. SFAS No. 167, which is referenced in ASC 105-10-65, has not yet been adopted into the Codification and remains authoritative. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009. The Company does not expect that the adoption of SFAS No. 167 will have a material impact on its financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(ii)

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009 except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. As ASU 2010-06 only requires enhanced disclosures, the Company does not expect that the adoption of this update will have a material effect on its consolidated financial statements.

(iii)

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principle – a replacement of FASB Statement No. 162”. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector setter into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non- authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company’s references to GAAP accounting standards

(iv)

In December 2009, FASB issued ASU 2009-17, “Consolidation (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”)”, which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purposes entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

This guidance requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

This new guidance is effective for the Company’s fiscal year beginning April 1, 2010. The Company currently is evaluating the potential impact of the adopting this statement on the Company’s consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

18.	BANK INDEBTEDNESS AND RESTRICTED CASH

Consistent with the prior financial year, the Company has an overdraft facility in the amount of ZAR28.0 million ($3.8 million) available for its operations (current balance $698,015). This facility has an interest cost of prime (currently 10% per annum) plus 0.6% and has a notarial bond over assets of ZAR10.0 million ($1.3 million). The security for the ZAR28.0 million consists of 2 notorial bonds of ZAR10.0 million each over moveable assets and property of the farm Holpan.

HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd, Saxendrift Mine (Pty) Ltd holds guarantees by the bank towards Eskom (Electricity Provider) of ZAR1,419,660 ($194,059) and the Department of Minerals and Energy (DME) of ZAR21,200,228 ($2,898,067) towards rehabilitation expenses. In fiscal 2009 HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd and Saxendrift Mine (Pty) Ltd held guarantees by the bank towards Eskom (Electricity Provider) of ZAR1,225,300 ($154,886) and the Department of Minerals and Energy (DME) of ZAR11,576,104 ($1,463,292) towards rehabilitation expenses.

Restricted cash of $4,946 (2009 - $2,698,719) relates to monies held in trust by the Company’s lawyers.

19.	CONTINGENCIES

During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter- claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20.0 million (while reserving the right to increase the counter- claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2010, and 2009 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

20.	SUBSEQUENT EVENTS

The following event occurred during the period from the year ended February 28, 2010 to the date the consolidated financial statements were available to be issued on August 31, 2010. No events subsequent to August 31, 2010 have been incorporated in the financial statement disclosures.

(a) Etruscan Diamonds Limited

The Company has signed a term sheet with Etruscan diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region, South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

(b) Rights Offering

On March 19, 2010 the Company completed a rights offering whereby each registered holder of the Company's common shares on the record date received one right for each common share held. The rights offering was 100% subscribed and applications for additional shares were received but could not be fulfilled because they exceeded the maximum. Pursuant to the rights offering, Rockwell issued 92.7 million common shares at a subscription price of $0.05 per common share yielding gross proceeds of approximately $4.6 million (ZAR33.2 million).

The Company plans to use the funds to modernize and re-commission the Wouterspan operation which was placed on care and maintenance in January 2009, and identify value add merger and acquisition targets such as the recently announced Etruscan acquisition.

(c) Private placement

In March 2010, the company completed a private placement of 53.0 million common shares at a price of $0.065 per share for total proceeds of $3.4 million. The company paid a cash fee of $0.1 million finder’s fees relating to the private placement.

Proceeds from the financing will be used to fund working capital on the mining operations.

(d) Flawless Diamonds Trading House (Pty) Limited

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited from Hennie van Wyk for the amount of $95,686. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.